

Denis Golubovskiy · 3rd

CTO

San Francisco, California · 500+ connections · **Contact info**

 **Rentberry**

 **National Aviation Univ**

Experience



CTO
Rentberry
Nov 2015 – Present · 4 yrs 7 mos

Managing development team and estimate features.
Optimize costs of Amazon services.
Setup and support infrastructure for project, on Amazon Web Services (working with EC2, RDS, Cloud formation, etc.) and CI on Gitlab.
Developing REST APIs for AngularJS using Symfony, writing unit tests.



Back-end Developer
Alterplay
May 2013 – Oct 2015 · 2 yrs 6 mos

Working with server (cloud) backend for web applications and mobile clients:
* Developing REST APIs using Zend Framework and Swagger for doc.
* Setup and support infrastructure for APIs on Amazon Web Services (working with EC2, S3, RDS).



Back-end Developer
Trinetix LLC
Jan 2013 – Apr 2013 · 4 mos

Developing and architecting business application.

Includes: site architecture and infrastructure, backend development using open source toolset (PHP + Zend Framework, MySQL, Postgres, Apache, Linux, front-end development with CSS and HTML/XHTML, Javascript).

GMSU
2 yrs 9 mos

Head of New Product Development Department
Jun 2011 – Dec 2012 · 1 yr 7 mos
Kiev

Organization development projects with SMS, MMS technology. Prototyping and software architecture. Definition of costs to develop and implement projects. Creating business proposals for clients.

VAS Engineer
Apr 2010 – May 2011 · 1 yr 2 mos
Kiev

Develop and support projects that use SMS, MMS.
Connect new customers by protocols HTTP / XML, SMPP, SMTP, FTP, MM7.
Administration of Web and DB servers.
Monitoring network channels. Identifying and troubleshooting networks, with minimal loss ...see more



Web Developer
Hostels-Ukraine.com - Youth Tourism & Hostels of Ukraine
Oct 2007 – Aug 2010 · 2 yrs 11 mos
Kiev

Developing and supporting a network of sites.

Show 2 more experiences ⌄

Education



National Aviation University
Master's degree, Informational security management
2007 – 2013

School No.3 in Dubrovytsia (Ukraine)
First education, Basic knowledge
1996 – 2007

Licenses & Certifications

 **edX Verified Certificate for Entrepreneurship 102: What can you do for your customer?**

edX

Issued May 2015 · No Expiration Date

See credential

Skills & Endorsements

MySQL · 45

 Endorsed by **Yaroslav Mykhailov and 2 others who are highly skilled at this**    Endorsed by **2 of Denis' colleagues at Rent**

Apache · 38

 Endorsed by **4 of Denis' colleagues at Alty**

PHP · 35

Endorsed by **D2M Cortez and 1 other who is highly skilled at this**    Endorsed by **2 of Denis' colleagues at Rent**

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